UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025 (Report No. 5)

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Note Purchase Agreements and Convertible Promissory Notes

On November 25, 2025, Maris-Tech Ltd. (the “Registrant”) entered into Note Purchase Agreements (the “Purchase Agreements”) with two institutional investors (the “Investors”), pursuant to which the Registrant issued to the Investors convertible promissory notes (the “Notes”) in the aggregate principal amount of $2,000,000.

The Notes do not bear interest, are not repayable in cash and the Registrant’s obligations thereunder will be satisfied solely through the issuance of the Registrant’s ordinary shares, no par value per share (“Ordinary Shares”), upon conversion of the Notes in accordance with their terms. The Registrant intends to use the net proceeds of $2,000,000 received from the issuance of the Notes for working capital and general corporate purposes and to support initiatives intended to strengthen the Registrant’s capital structure and its U.S. commercial market activities.

Under one Note, in the principal amount of $1,500,000, up to $1,000,000 of principal amount is convertible beginning six (6) months after the issuance date, and the remaining $500,000 is convertible beginning twelve (12) months after the issuance date. Under the other Note, in the principal amount of $500,000, the entire principal amount is convertible beginning twelve (12) months after the issuance date.

The number of Ordinary Shares issuable upon any conversion of principal amount under a Note is determined by dividing the applicable conversion amount by the conversion price (the “Conversion Price”). The Conversion Price is equal to 70% of the lowest daily volume-weighted average price (“VWAP”) of the Ordinary Shares for the five (5) consecutive trading days immediately preceding the applicable conversion date; provided, however, that the Conversion Price shall not be less than 80% of the closing trading price of the Ordinary Shares on the Nasdaq Capital Market on the issuance date. No fractional Ordinary Shares will be issued upon conversion, and any fractional amount will be rounded up to the nearest whole Ordinary Share.

On the date that is twenty-four (24) months following the issuance date of the Notes, any then-outstanding principal amount under such Note will automatically convert into Ordinary Shares in accordance with the conversion formula and the Conversion Price then in effect, without any action by the applicable Investor. If, due to the absence of required shareholder approval under applicable Israeli law (“Shareholder Approval”), the Registrant is not permitted to issue all Ordinary Shares otherwise issuable upon such automatic conversion, the 24-month period will be automatically extended until the earlier of (i) the date Shareholder Approval is obtained, or (ii) the date such issuance may occur without requiring Shareholder Approval.

The Note includes customary limitations on conversion, including (i) a beneficial ownership cap of 9.99% of the outstanding Ordinary Shares following any conversion, (ii) a restriction prohibiting an Investor from beneficially owning 44.99% or more of the outstanding Ordinary Shares without prior shareholder approval; and (iii) a limitation on issuances in excess of the maximum number of Ordinary Shares the Registrant may issue without obtaining Shareholder Approval under applicable Israeli law.

The Purchase Agreements contain customary representations, warranties and covenants of the Registrant and the Investors, including the Registrant’s obligation to reserve sufficient Ordinary Shares for issuance upon conversion of the Notes and to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) to register the resale of the Ordinary Shares issuable upon conversion of the Notes.

The foregoing descriptions of the Purchase Agreements and the Notes set forth above are qualified in their entirety by reference to the full text of each Note and ant the Form of Purchase Agreement attached hereto as Exhibits 4.1, 4.2 and 10.1, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

Press Release

On November 28, 2025, the Registrant issued a press release titled “Maris-Tech Ltd. Secures $2 Million Financing to Strengthen its Capital Structure and Support Commercial and U.S. Market Initiatives,” a copy of which is furnished as Exhibit 99.1 to this Report.

This Report is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Registrant is using forward-looking statements when it discusses the efforts to strengthen its capital structure and support its U.S. market initiatives and the expected use of proceeds from the Notes. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the SEC. The Registrant undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit No.
4.1	Form of Convertible Promissory Note, dated as of November 25, 2025.
4.2	Form of Convertible Promissory Note, dated as of November 25, 2025.
10.1	Form of Note Purchase Agreement, dated as of November 25, 2025, by and between Maris-Tech Ltd. and the investor party thereto.
99.1	Press release dated November 28, 2025, titled “Maris-Tech Ltd. Secures $2 Million Financing to Strengthen its Capital Structure and Support Commercial and U.S. Market Initiatives.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: November 28, 2025	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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